# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LITMAN GREGORY FUNDS TRUST, CIK 0001020425
CUSIP: 53700T751
Title of class of securities: iMGP Berkshire Dividend Growth ETF
Address of issuer's principal executive offices: 1676 N. CALIFORNIA BLVD., 1676 N. CALIFORNIA BLVD., WALNUT CREEK, California (CA), 94596
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000949012-25-000004
Filed by CIK 0000949012

## Reporting persons
- BERKSHIRE ASSET MANAGEMENT LLC/PA: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 47,916; shared voting power 0; sole dispositive power 47,916; shared dispositive power 0; aggregate amount beneficially owned 47,916 (7.1% of the class)

## Item 1. Issuer
Name of issuer: LITMAN GREGORY FUNDS TRUST
Address of issuer's principal executive offices: 1676 N. CALIFORNIA BLVD., 1676 N. CALIFORNIA BLVD., WALNUT CREEK, CALIFORNIA, 94596.

## Item 2. Person Filing
Name of person filing: Berkshire Asset Management, LLC/PA
Address of principal business office or, if none, residence: 46 Public Square #700, Wilkes-Barre, PA 18701
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 47916
Percent of class: 7.1
Sole power to vote or to direct the vote: 47916
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 47916
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Berkshire Asset Management, LLC's ("Berkshire") clients and those with accounts at Berkshire have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BERKSHIRE ASSET MANAGEMENT LLC/PA: Chuck Martin, Chief Compliance Officer (10/23/2025)